Mail Stop 0407
      						April 21, 2005

Via U.S. Mail and Fax (507) 625-9191

Mr. David A. Christensen, Chief Financial Officer
Hickory Tech Corporation
221 East Hickory Street,
P.O. Box 3248
Mankato, MN 56002

	RE:	Hickory Tech Corporation
      Form 10-K for the fiscal year ended December 31, 2004
		File No. 0-13721

Dear Mr. Christensen:

      We have reviewed the above referenced filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so that we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Hickory Tech Corporation
April 21, 2005
Page 2

Form 10-K for the year ended December 31, 2004
Item 9A. Control and procedures, page 52

Control and procedures


1. We note your disclosure that "the Company`s management, including the respective persons acting as chief executive officer and chief financial officer, concluded that the Company`s disclosure controls and procedures were effective in timely alerting them to material information relating to the Company (or its consolidated subsidiaries) required to be included in the reports it files or submits under the Exchange Act". Please confirm in your response letter, if true, that the Company`s management, including the respective persons acting as chief executive officer and chief financial officer, concluded that your disclosure controls and procedures are also effective in ensuring that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, to allow timely decisions regarding required disclosure. See Rule 13a-15(e) of the Securities Exchange Act. Alternatively, you may simply state, if true, that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures are effective. Please also revise your future filings accordingly.

2. We note in last sentence that "There have been no significant changes in the Company`s internal controls or in other factors that
could significantly affect internal controls."   Please confirm in
writing whether there was any change in your internal control over financial reporting identified in connection with an evaluation thereof that occurred during the period covered by the above report that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please see
Item 308 (c) of Regulation S-K. Please also revise your future filings accordingly.



*    *    *    *

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


Hickory Tech Corporation
April 21, 2005
Page 3

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR.  You may contact Gopal Dharia, Staff Accountant, at
(202)
942-1973 or Terry French, Accountant Branch Chief, at (202) 942-
1998
if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 942-1990 with any other questions.


							Sincerely,



							Larry Spirgel
							Assistant Director


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